SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

SharpLink Gaming Ltd.

(formerly Mer Telemanagement Solutions Ltd.)

(Name of Registrant)

333 Washington Avenue North, Suite 104

Minneapolis, MN 55402

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-237989) of SharpLink Gaming Ltd (formerly Mer Telemanagement Solutions Ltd) (the “Company”).

Entry into Securities Purchase Agreement

On November 16, 2021, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an existing institutional investor pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Offering”), an aggregate of 1,413,075 of the Company’s ordinary shares (the “Shares”) at an offering price of $3.75 per share. In addition, the Company sold to the same investor certain prefunded ordinary share purchase warrants (the “Prefunded Warrants”) to purchase 1,253,592 ordinary shares. The Prefunded Warrants were sold at an offering price of $3.74 per warrant share and are exercisable at a price of $0.01 per share. Subject to limited exceptions, a holder of a Prefunded Warrant will not have the right to exercise any portion of such warrant if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of ordinary shares of the Company outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Limitation”); provided, however, that upon 61 days’ prior notice to the Company, the holder may increase or decrease the Beneficial Ownership Limitation, provided that in no event shall the Beneficial Ownership Limitation exceed 9.99%.

The aggregate net proceeds from the sale of the Shares and Prefunded Warrants, after deducting offering expenses, is $9.9 million. The Shares and the Prefunded Warrants are being offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-237989), which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 4, 2020, and was declared effective by the Commission on May 12, 2020 (the “Registration Statement”).

In a concurrent private placement (the “Private Placement”), the Company agreed to issue to the same institutional investor, for each Share and Prefunded Warrant purchased in the Offering, an additional ordinary share purchase warrant, each to purchase one ordinary share. The Regular Warrants are initially exercisable six months following issuance and terminate four years following issuance. The Regular Warrants have an exercise price of $4.50 per share and are exercisable to purchase an aggregate of 2,666,667 ordinary shares. The Regular Warrants also provide for an identical Beneficial Ownership Limitation as contained in the Prefunded Warrants.

The Regular Warrants and the ordinary shares issuable upon the exercise of such warrants are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), are not being offered pursuant to the Registration Statement and are being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and Rule 506(b) promulgated thereunder. The Purchase Agreement provides the holder of the Regular Warrant with certain “piggy-back” registration rights in the event the Company files other registration statements with the Commission under the Securities Act. In the event that at the time of exercise there is not then a current registration statement covering the resale of the ordinary shares issuable upon exercise of the Regular Warrants, the holder shall have the right to exercise such warrant on a cashless (net exercise) basis.

Under the Purchase Agreement, the Company is prohibited, for a period of 60 days after the closing, from (i) issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of any ordinary shares or any other securities that are at any time convertible into, or exercisable or exchangeable for, or otherwise entitle the holder thereof to receive, ordinary shares, and (ii) filing any registration statement, other than a registration statement on Form S-4 in connection with a redomiciliation of the Company into the United States or on Form S-8 in connection with any employee benefit plan. Further, the Company agreed in the Purchase Agreement that, for as long as any of the Prefunded Warrants or Regular Warrants are outstanding, the Company will not, subject to certain exceptions, issue any securities that are convertible into or exchangeable for ordinary shares at a conversion or exercise price that is based upon future trading prices for the ordinary shares or that is otherwise subject to a reset upon the occurrence of future events. The Purchase Agreement also provides that, until December 31, 2022, upon any issuance by the Company of ordinary shares and securities convertible into or exercisable for ordinary shares for cash consideration, subject to certain exempt issuance (a “Subsequent Financing”), the purchaser shall have a right to participate in the Subsequent Financing in an amount up to 50% of the Subsequent Financing and on the same terms and conditions as provided in such Subsequent Financing.

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The closing of the Offering and the Private Placement is subject to satisfaction of customary closing conditions set forth in the Purchase Agreement and is currently expected to occur on or about November 19, 2021. The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The foregoing summaries of the Purchase Agreement, the Prefunded Warrants and the Regular Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents attached as Exhibits 10.1, 4.1 and 4.2, respectively, to this Report on Form 6-K, which are incorporated herein by reference.

This Current Report on Form 6-K does not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The following exhibits are being filed with this Report on Form 6-K:

Exhibit No.	Description
4.1	Form of the Prefunded Warrant
4.2	Form of the Regular Warrant
5.1	Opinion of Ephraim Abramson & Co.
5.2	Opinion of Fredrikson & Byron, P.A.
10.1	Securities Purchase Agreement dated November 16, 2021 between the Company and Alpha Capital Anstalt
23.1	Consent of Opinion of Ephraim Abramson & Co. (included in Exhibit 5.1)
23.2	Consent of Fredrikson & Byron, P.A. (included in Exhibit 5.2)
23.3	Consent of RSM US LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SharpLink Gaming Ltd.

Dated: November 19, 2021	By:	/s/ Brian Bennett
Brian Bennett
Chief Financial Officer

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